UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 10 March 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








For Immediate Release                                             10 March 2005



                  AIB APPOINTS GROUP CHIEF EXECUTIVE DESIGNATE


Allied Irish Banks, p.l.c (AIB) is pleased to announce that Mr Eugene Sheehy has been appointed Group Chief Executive Designate, to succeed Mr Michael Buckley on his retirement.

Mr Sheehy (full career details attached) is currently Chairman and CEO, Mid Atlantic Division, M&T Bank. Subject to honouring his existing commitments at M& T, it is planned that he will take up his new role as Chief Executive Designate, AIB Group, in April.

Commenting on Mr Sheehy's appointment, AIB Group Chairman, Mr Dermot Gleeson said:-

"Choosing the right person to succeed a Chief Executive of Michael Buckley's calibre was a difficult task. However, in reaching our decision we were greatly assisted by being able to choose from an outstanding field of both internal and external candidates.


"Eugene will bring a valuable mix of both internal and external experience to the role. He combines a thirty year career in AIB, during which he held a variety of key posts, with three years working at the very highest levels in M& T, one of the most successful banks in the United States.


"I know that he is more than equal to the challenges ahead and, on behalf of myself, Michael Buckley and the other members of the AIB Board I would like to welcome him back to AIB and wish him every success."


                                     -ENDS-

For further information please contact:

Catherine Burke                                 Alan Kelly

Head of Corporate Relations                     Head of Group Investor Relations

AIB Group                                       AIB Group

Bankcentre                                      Bankcentre

Dublin 4                                        Dublin 4

Tel: +353-1-6600311 ext. 13894                  Tel: +353-1-6600311 ext. 12162



                                 Career Details

                                 Eugene Sheehy


Eugene joined Allied Irish Banks in 1971. He spent 20 years in the retail network in the Dublin area, operating at manager level in branches in Dame St, Capel St and Phibsborough.


In 1992 he completed an M.Sc in Organisation Behaviour in TCD/IMI, for which he obtained the Sir Charles Harvey Award. Soon after he was given responsibility for the overall Change Programme in the retail network and led the implementation of the Bank's New Branch Banking System.


In 1999 he was appointed General Manager, Retail Operations for AIB Bank and in early 2001 was appointed Managing Director, AIB Bank (Republic of Ireland).


Eugene has worked on many initiatives at Industry level including the National Payments Strategy with Government and as a founding Board member of IPSO (Irish Payments Services Organisation). In 2001 he was President of the Institute of Bankers in Ireland.


In March 2002 Eugene was appointed as Chief Executive Officer of AIB USA Division and Executive Chairman Designate of Allfirst Financial Inc and Allfirst Bank.


In September 2002, AIB announced that Allfirst Financial Inc. was to be merged into M&T Bank Corporation. As part of this strategic partnership, Eugene took up the position of Chairman and CEO, Mid Atlantic Division, M&T Bank. Eugene joined the Executive Management Committee and the Board of Directors of M&T.


A native of Dublin, Eugene was born in 1954. He attended Salesian College, Limerick and is married to Cora and has one son and one daughter.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  10 March 2005                                By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.